UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 001-16139

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011

(Address of principal executive offices)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

     Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

TAX DEMAND

     On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (STPI). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, or approximately US$ 60 million. Based on our assessment of the merits of the claim, we have made a provision in the amount of Rs. 300 million, or approximately US$ 6.9 million on our balance sheet. In the opinion of management, the remainder of the amount referred to in the assessment order is without merit. We filed an appeal before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), on April 22, 2004 challenging the assessment order. Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

     We filed notice of the above mentioned tax assessment with the following stock exchanges on

     April 2, 2004.

Name of Stock Exchange

The Stock Exchange, Mumbai.
The National Stock Exchange of India Limited
Bangalore Stock Exchange Limited
Delhi Stock Exchange Association Limited
The Calcutta Stock Exchange Association Limited
The Stock Exchange, Ahmedabad
The Cochin Stock Exchange Limited
The New York Stock Exchange

     A copy of the notice provided to each exchange is attached hereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President, Finance

Date: May 19, 2004

INDEX TO EXHIBITS

     99.1 Letter filed with Stock Exchanges